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                                  UNITED STATES              -------------------
                       SECURITIES AND EXCHANGE COMMISSION    | SEC File Number |
                             Washington, D.C. 20549          |   000-50195     |
                                                             -------------------
                                   FORM 12b-25
                                                             -------------------
                           NOTIFICATION OF LATE FILING       |  CUSIP Number   |
                                                             |  29412N 10 0    |
                                                             -------------------

(Check One): [X] Form 10-K   [ ] Form 20-F   [ ]Form 11-K   [ ]Form 10-Q
             [ ] Form N-SAR  [ ] Form N-CSR

         For Period Ended: December 31, 2003
         [ ]  Transition Report on Form 10-K
         [ ]  Transition Report on Form 20-F
         [ ]  Transition Report on Form 11-K
         [ ]  Transition Report on Form 10-Q
         [ ]  Transition Report on Form N-SAR
         For the Transition Period Ended:

         NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


Full Name of Registrant:            Link Energy LLC

Former Name if Applicable:          EOTT Energy LLC, EOTT Energy Partners, L.P.

Address of
Principal Executive Office          2000 West Sam Houston Parkway South
(Street and Number):                Suite 400

City, State and Zip Code:           Houston, Texas 77042





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PART II - RULES 12b-25(b) AND (c)

[X] If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         In the Quarterly Report on Form 10-Q of Link Energy LLC (the "Company") for the quarterly period ended September 30, 2003 (the "Third Quarter 2003 Form 10-Q"), the Company noted that it must reduce its debt and attract new volumes in order to improve its liquidity. In recent months the Company and its management have devoted substantial attention and resources pursuing various alternatives to reduce its debt and, alternatively, pursuing a sale of the Company's business. In addition, since the filing of the Third Quarter 2003 Form 10-Q, the Company has continued to breach certain covenants under its exit credit facilities and other debt agreements. As a result, certain members of management have given substantial attention to these matters. Because the attention of a number of relevant personnel that prepare the Company's Annual Report on Form 10-K has been diverted from that task, the Company is not able to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2003 without unreasonable effort or expense.

         The Company anticipates filing the Form 10-K on or before the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

           H. Keith Kaelber            (713)                  993-5020
               (Name)                (Area Code)          (Telephone Number)

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         (2) Have all other periodic reports required under Section 13 or 15(d)
of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [ ] Yes       [X] No

         EOTT Energy LLC filed its Annual Report on Form 10-K for the period ended December 31, 2002 with unaudited financial statements for the year 2000 for the reasons stated in such filing.

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes       [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Company emerged from bankruptcy and adopted fresh start reporting pursuant to Statement of Position 90-7 as of February 28, 2003 (the date chosen for accounting purposes). Accordingly, the financial statements of Link Energy LLC (the "Successor Company") and EOTT Energy LLC (the "Predecessor Company") are not comparable. The Company has combined the actual operating results for the Successor Company for the ten months ended December 31, 2003 and for the Predecessor Company for the two months ended February 28, 2003 in order to discuss the anticipated change in the results of operations from the comparable period in 2002. The Company anticipates that it will have combined net income of approximately $6 million for the twelve months ended December 31, 2003 (net income of $60 million for the two months ended February 28, 2003 and a net loss of $54 million for the ten months ended December 31, 2003) compared to a net loss of $102 million for the comparable period in 2002. The significant change in results of operations is due primarily to (1) a net increase in gain from reorganization and fresh start adjustments of approximately $35 million, (2) an increase of approximately $39 million in operating income from the Company's crude oil gathering and transportation operations (includes a gain on sale of assets of approximately $13 million), (3) lower interest and related charges of approximately $8 million related to debt forgiveness in connection with the Company's bankruptcy, and (4) a lower loss from its West Coast and Liquids discontinued operations of approximately $31 million ( 2002 included charges related to the impairment of certain long-lived assets of approximately $76 million).

         Link Energy LLC has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 16, 2004                            By: /s/  H. Keith Kaelber
                                                   -----------------------------
                                                    H. Keith Kaelber
                                                    Executive Vice President and
                                                    Chief Financial Officer



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